Exhibit 12.01
VALERO ENERGY CORPORATION AND SUBSIDIARIES
STATEMENTS OF COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED
CHARGES AND RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED
STOCK DIVIDENDS
(Millions of Dollars)

	Six
	Months
	Ended
	June 30,	Year Ended December 31,
	2007	2006	2005	2004	2003	2002
Ratio of Earnings to Fixed Charges:
Earnings:
Income from continuing operations before income tax expense, minority interest in net income of consolidated subsidiaries, distributions on preferred securities of subsidiary trusts, and income from equity investees	$4,756	$7,872	$5,013	$2,726	$981	$191
Add:
Fixed charges	297	566	474	410	396	409
Amortization of capitalized interest	7	9	8	7	6	6
Distributions from equity investees	—	47	50	42	26	5
Less:
Interest capitalized	(58)	(165)	(65)	(37)	(26)	(16)
Distributions on preferred securities of subsidiary trusts	—	—	—	—	(17)	(30)
Minority interest in net income of NuStar Energy L.P.	—	—	—	—	(2)	(14)

Total earnings	$5,002	$8,329	$5,480	$3,148	$1,364	$551

Fixed charges:
Interest expense, net	$141	$212	$269	$260	$261	$286
Interest capitalized	58	165	65	37	26	16
Rental expense interest factor (1)	98	189	140	113	92	77
Distributions on preferred securities of subsidiary trusts	—	—	—	—	17	30

Total fixed charges	$297	$566	$474	$410	$396	$409

Ratio of earnings to fixed charges	16.8x	14.7x	11.6x	7.7x	3.4x	1.3x

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends:
Total earnings	$5,002	$8,329	$5,480	$3,148	$1,364	$551

Total fixed charges	$297	$566	$474	$410	$396	$409
Preferred stock dividends	—	3	20	19	7	—

Total fixed charges and preferred stock dividends	$297	$569	$494	$429	$403	$409

Ratio of earnings to fixed charges and preferred stock dividends	16.8x	14.6x	11.1x	7.3x	3.4x	1.3x

(1)	The interest portion of rental expense represents one-third of rents, which is deemed representative of the interest portion of rental expense.